United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-33503	CUSIP Number 81662W 10 8
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

SemGroup Energy Partners, L.P.
Full Name of Registrant

Former Name if Applicable
Two Warren Place, 6120 South Yale Avenue, Suite 500
Address of Principal Executive Office (Street and Number)
Tulsa, Oklahoma 74136
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SemGroup Energy Partners, L.P. (the “Partnership”) was unable to file its Form 10-Q for the period ended September 30, 2008 by the November 14, 2008 due date.
As previously disclosed, SemGroup, L.P. (the “Private Company”) and certain of its subsidiaries filed voluntary petitions (the “Bankruptcy Filings”) for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on July 22, 2008. While none of the Partnership, its general partner, the Partnership’s subsidiaries nor the subsidiaries of the general partner were party to the Bankruptcy Filings, for the nine months ended September 30, 2008, the Partnership derived approximately 81% of its revenues, excluding fuel surcharge revenues related to fuel and power consumed to operate its liquid asphalt cement storage tanks, from services it provided to the Private Company and the Private Company’s subsidiaries. As previously disclosed in a current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2008, the Bankruptcy Court entered an order relating to certain arrangements between the Partnership and the Private Company, including payments to be made to the Partnership for providing certain services to the Private Company and its subsidiaries. In addition, as also previously disclosed, the Partnership has received a subpoena pursuant to a formal order of investigation from the SEC, has received a Grand Jury subpoena, and has been named as a defendant in several securities class action lawsuits. These class action lawsuits allege, among other things, that the Partnership failed to disclose that the Private Company was engaged in high-risk crude oil hedging transactions that could affect its ability to continue as a going concern or that the Private Company was suffering from liquidity problems.
The Private Company’s Bankruptcy Filings have had and may in the future continue to have a number of other impacts on the Partnership’s business and management. The Partnership is currently pursuing various strategic alternatives for its business and assets including the possibility of entering into storage contracts with third party customers and the sale of all or a portion of its assets. The uncertainty relating to the Private Company’s Bankruptcy Filings and the recent global market and economic conditions may make it more difficult to pursue merger opportunities or enter into storage contracts with third party customers.
As previously disclosed in current reports on Form 8-K filed with the SEC on July 21, 2008 and July 24, 2008, events of default currently exist under the Partnership’s credit agreement. As a result of the events of default, the lenders under the credit agreement may, among other remedies, declare all outstanding amounts under the credit agreement immediately due and payable and exercise all rights and remedies available to the lenders under the credit agreement and related loan documents. As disclosed in a current report on Form 8-K filed with the SEC on September 22, 2008, the Partnership and the requisite Lenders entered into a Forbearance Agreement and Amendment to Credit Agreement (the “Forbearance Agreement”) under which the lenders agreed, subject to specified limitations and conditions, to forbear from exercising their rights and remedies arising from the Partnership’s events of default described above and other defaults or events of default described therein for the period commencing on September 18, 2008 and ending on the earlier of (i) December 11, 2008, (ii) the occurrence of any default or event of default under the Credit Agreement other than certain defaults and events of default indicated in the Forbearance Agreement, and (iii) the failure of the Partnership to comply with any of the terms of the Forbearance Agreement. The existing events of default under the credit agreement, as well as the Private Company’s Bankruptcy Filings, raise substantial doubt about the Partnership’s ability to continue as a going concern.
The Partnership did not make a distribution to its unitholders for the quarters ended June 30, 2008 or September 30, 2008 due to the existing events of default under its credit agreement and the uncertainty of its future cash flows relating to the Private Company’s Bankruptcy Filings.
The Partnership’s management and the board of directors of its general partner are currently evaluating the impact of these matters on the financial statements. The Partnership expects to file its 10-Q for the quarter ended September 30, 2008 as soon as is reasonably practicable after such evaluation has been completed.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Alex G. Stallings	918	524-8144
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  Form 10-Q for the quarter ended June 30, 2008

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The financial results for the quarter ended September 30, 2007 include the financial results of the Partnership’s predecessor (the “Predecessor”) prior to July 20, 2007 and reflect the operations contributed to the Partnership by the Private Company on July 20, 2007 in connection with the Partnership’s initial public offering.
  Historically, the Predecessor was a part of the integrated operations of the Private Company, and neither the Private Company nor the Predecessor recorded revenue associated with the terminalling and storage and gathering and transportation services provided on an intercompany basis. The Private Company and the Predecessor recognized only the costs associated with providing such services. Accordingly, revenues reflected in the financial statements for all periods prior to the contribution of the assets, liabilities and operations to the Partnership by the Private Company on July 20, 2007 are substantially services provided to third parties. Prior to the close of its initial public offering in July 2007, the Partnership entered into a Throughput Agreement with the Private Company under which the Partnership provides crude oil gathering and transportation and terminalling and storage services to the Private Company. In connection with its February 2008 purchase of the certain asphalt assets, the Partnership entered into a Terminalling and Storage Agreement with the Private Company under which the Partnership provides liquid asphalt cement terminalling and storage and throughput services to the Private Company.
  There are differences in the way general and administrative expenses were allocated to the Predecessor and the way the Partnership recognizes general and administrative expenses. In addition, the Partnership incurs general and administrative expenses as a result of being a publicly traded limited partnership.
  The Partnership purchased land, receiving infrastructure, machinery, pumps and piping and 46 liquid asphalt cement and residual fuel oil terminalling and storage facilities in February 2008. On May 12, 2008, the Partnership purchased the Eagle North Pipeline System, a 130-mile, 8-inch pipeline that originates in Ardmore, Oklahoma and terminates in Drumright, Oklahoma. On June 2, 2008, the Partnership purchased eight recently constructed crude oil storage tanks located at the Cushing Interchange. The Partnership expects that these acquisitions will result in increased revenues and costs during the quarter ended September 30, 2008 as compared to the quarter ended September 30, 2007.
  In addition, pursuant to the order entered by the Bankruptcy Court on September 9, 2008, the Private Company made payments under the Throughput Agreement for September 2008 based upon actual volumes for such month at a rate equal to the average rate charged by the Partnership to third-party shippers in the same geographical area. During September 2007, the Private Company made payments under the Throughput Agreement based upon the contractual minimums outlined in the Throughput Agreement at the minimum rates indicated in such agreement. Although the Partnership has entered into crude oil terminalling, storage, gathering and transportation contracts with third parties to replace certain of the volumes that were not provided to the Private Company, the Partnership expects that change in payments under the Throughput Agreement will result in decreased revenues during the quarter ended September 30, 2008 as compared to the quarter ended September 30, 2007.

SEMGROUP ENERGY PARTNERS, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-17-2008	By /s/	Alex G. Stallings	Title:	Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).